EXHIBIT A

[Deloitte & Touche Letterhead]

June 24, 2005

Mr. Miguel Nuñez Sfeir
CFO Distribución y Servicio D&S S.A.

Dear Miguel:

According to our conversation, we confirm to you that to perform our review and audit of the financial statement reconciliation to US GAAP, and the information presented in the associated forepart of the anticipated document included on Form 20-F that Distribución y Servicio D & S S.A. (the "Company") has to present to the Securities and Exchange Commission ("SEC") of the United States, whose due date is June 30, we required a minimum period of eight days, approximately, from the date we receive the completed document mentioned above, as we have to review in detail those documents in order to make sure that the information complies with the additional requirements of the SEC in their comment letters dated October 2004 and May 2005.

Taking into consideration that the Company is still working on revisions to its disclosures resulting from comments received from the SEC, with the purpose of responding properly to them, the timeliness with which the information is being completed and provided to us, and the time that is going to be required by the Company to consider and clear our review comments, and, additionally, for our Firm to review such clearance, we estimate that it is not possible to conclude such process in enough time to comply with the deadline mentioned above.

We are at your disposition to clarify any of your questions or comments on this letter.

Sincerely,

/s/ Juan Echeverría González
Juan Echeverría González
Partner